Exhibit 99.1(A)

EXHIBIT A

BIOGRAPHICAL DESCRIPTION FOR THE PROPOSED APPOINTMENTS

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as our Chairman of the board of directors since January 20, 2019. Since 2006, Mr. Katz has been the chief executive officer of TechnoPlus Ventures Ltd., an Israeli publicly traded investment firm. Mr. Katz currently sits on the board of Nanomedic Technologies Ltd. and Nicast Ltd. where he serves as the chairman of the board of directors, Aminach Furniture and Mattresses Industry Ltd., CompuLap Ltd., and RapiDx Ltd. From 2010 to 2018 Mr. Katz served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master in Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

Noa Matzliach, Director

Ms. Noa Matzliach has served on our board of directors since March 24, 2019. Since 2018 Ms. Matzliach serves as Director of Finance at Nextage Ltd., a leading financial services firm specializing in the high-tech business, providing financial services to several high-tech and start-up companies. From 2011 to 2018 Ms. Matzliach served as Controller and Chief Financial Officer at TechnoPlus Ventures Ltd., an Israeli Investment company, publicly traded on the TASE (TNVP). From 2010 to 2011 Ms. Matzliach served as a Controller at Automotive Equipment and Vehicles (2004) Ltd. From 2005 to 2010 Ms. Matzliach served as a Manager in the Assurance Services Department, at Ernst & Young Israel (Kost Forer Gabbay and Kasierer). Ms. Matzliach holds a B.A. in Accounting, Economics and Management and an MBA with a major in Financial Management, both from Tel Aviv University. Ms. Matzliach is a CPA and is a member of the Institute of Certified Public Accountants in Israel

Yehuda Halfon, External Director

Mr. Yehuda Halfon has served on our board of directors since March 2016 as an external director in accordance with the Companies Law. Since 2009, Mr. Halfon has served as the chief executive officer at Cooperica property Ltd., which owns and manages a large geriatric center and other real estate properties in Israel. In addition, and since 2011, Mr. Halfon has served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Mr. Halfon holds a B.A. in Accounting & Economics from the Hebrew University in Jerusalem. Mr. Halfon is a certified CPA in Israel.

Moshe Tal, External Director

Mr. Moshe Tal serves as a partner with Shtainmetz Aminoach & Co. accounting, a CPA (Isr) Israeli Certified Public Accountant, Investment and Consulting firm. Mr. Tal is also a lecturer at the College of Management, Academic Studies and Department of Accounting at the Interdisciplinary Center in Herzliya. Mr. Tal served in the Israeli tax Authority for 13 years and has vast experience with tax regulations and laws, both in Israel and outside of Israel. Between 2011 and 2013 Mr. Tal served as a director of Dash Ipax Holdings Ltd. and from 2010 until 2018 as a director at Netz Group Ltd. Mr. Tal is a certified Israeli public accountant.